                                                      EXHIBIT 20



Letter To Our Stockholders

February 9, 1995

Dear Stockholder:

     Final results for the second quarter of fiscal 1995 confirm our recently announced expectations of reduced earnings compared to the same period the prior year. Net income for the quarter, which ended December 31, 1994, was $2,237,000, or $0.23 per share on sales of $44,488,000. For the second quarter of fiscal 1994, our net income was $3,187,000, or $0.33 per share on sales of $45,286,000.

     Despite this decrease, and because of a stronger first quarter performance, total results for the first six months of fiscal 1995
moved ahead of results for the first half of fiscal 1994.   Net
income midway through the current fiscal year totaled $4,993,000, or $0.51 per share on sales of $90,472,000, compared to net income of $4,280,000, or $0.44 per share on sales of $84,448,000 after six months the prior year.

     As previously reported, principal reasons for our second quarter decline were reduced sales of vital wheat gluten, costs associated with the start-up of new distillery equipment at our Pekin, Illinois plant and a resulting decrease in overall operational efficiencies.

     The lower wheat gluten sales were caused by decreased volumes due to a swell in gluten imports from Europe. Additional pressures continued to be felt from higher per bushel costs for wheat than were experienced the prior year. Because of profits from their highly subsidized and protected wheat starch business, European producers are able to take advantage of low U.S. tariff rates to ship their excess gluten into this country. In an attempt to correct this problem, we are actively working with legislative leaders and trade officials in Washington. Their attention to this inequitable situation provides encouragement that a solution may ultimately be reached.

     The equipment start-up costs at our Pekin plant are the result of the distillery expansion which is designed to double our total alcohol production capacity. We planned to have this project completed by early January. However, due to unanticipated mechanical problems with our new distillers feed drying equipment, the new capacity is not expected to be in full operating condition
until later in this quarter.  In   the meantime, our production
efficiencies will be adversely affected.








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I want to emphasize that this problem has not been created by any design flaws in our new distillery process. It is purely the result of defective equipment, which is being repaired by the supplier.

     The planned increases in our wheat starch and wheat gluten production capacities at Pekin have been tentatively rescheduled for completion in the fourth quarter rather than in the third quarter as originally planned. These projects are regularly under review as we match production capacities to market demands. The current postponement will allow us to concentrate on finishing the distillery project, which is essential to the efficient operation of expanded facilities in other product areas.

     Based on the challenges we are experiencing at this time, our results for the third quarter and for all of fiscal 1995 will undergo a significant downturn compared to the prior year. Looking beyond this period, however, I remain excited and optimistic about our long-term growth possibilities.

     Demand for our wheat starch remains very strong, and, as the result of an expansion at our Atchison plant last fiscal year, we have been able to experience steady growth in unit sales of our special modified varieties. The wheat gluten market, despite our problems with gluten imports, continues to be healthy. Our markets for food grade alcohol, which include beverage and industrial applications, and fuel grade alcohol are solid. Growth in both of these principal alcohol categories, the majority in fuel, will be realized as a result of the current distillery expansion. When this expansion is completed, we expect to become a much stronger, more efficient company overall.

     As previously announced, a dividend of $0.125 per share was declared and is payable February 9, 1995 to stockholders of record January 13, 1995.

Sincerely,

/s/ Ladd M. Seaberg
Ladd M. Seaberg
President and CEO

















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                          Corporate Profile


      Founded in 1941, Midwest Grain Products, Inc., is a fully integrated producer of vital wheat gluten, premium wheat starch and alcohol products.

      In addition to its major product lines, the Company also produces flour for internal use, and several by-products, including wheat bran, mill feeds, distillers feeds and carbon dioxide. The Company's principal raw material is grain, consisting of wheat, which is processed into all products, and corn and milo, which are processed into alcohol and alcohol by-products.

      Vital wheat gluten and premium wheat starch are sold primarily as food additives to enhance the nutritional value, appearance, texture, taste, and a variety of other characteristics of baked and processed foods. Alcohol products are produced as part of the gluten and starch processing operations. They consist of food grade alcohol for beverage, industrial and commercial applications, and fuel grade alcohol, which is sold as an octane additive for motor fuel.

      The Company operates two processing plants in the United States. The corporate headquarters and original plant are located in Atchison, Kan. The plant located in Pekin, Ill., was acquired from the American Distilling Company in June, 1980. These facilities are operated 24 hours each day of the year and enable utilization in the Company's products of approximately 95% (by weight) of grain processed.



                    Midwest Grain Products, Inc.
                         1300 Main Street
                            PO Box 130
                    Atchison, Kansas  66002-0130

                        Phone: 913-367-1480

                    Symbol/Market:  MWGP/NASDAQ